Jill R. Radloff
612.335.7119 **DIRECT**
612.335.1657 **DIRECT FAX**
jill.radloff@stinson.com

May 20, 2016

<u>VIA EDGAR</u>

H. Roger Schwall
Division of Corporation Finance U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Black Ridge Oil & Gas, Inc.
         Revised Preliminary Information Statement on Schedule 14C
         Filed on May 18, 2016
         Commission File Number 000-53952

Dear Mr. Schwall:

       We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the "Company") in connection with the filing of the Company's Revised Preliminary Information Statement on Schedule 14C (the "Information Statement") with the U.S. Securities and Exchange Commission (the "Commission") on May 18, 2016. Attached hereto are pages of the Information Statement that were submitted via facsimile to the Commission on May 13, 2016 as part of the correspondence that was previously uploaded to EDGAR.

       If you should have any further questions, please do not hesitate to contact me directly at (612) 335-7119.

Respectfully submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff

Jill R. Radloff

Enclosures

SCHEDULE 14C
Information Statement Pursuant to Section 14(c) of
the Securities Exchange Act of 1934

Check the appropriate box:

☒   Preliminary Information Statement

☐   Confidential, for Use of the Commission Only
(as permitted by Rule 14c-5(d)(2))

☐   Definitive Information Statement

(handwritten: May 13, 2016 Draft marked to April 26, 2016 Schedule 14C filing)

BLACK RIDGE OIL & GAS, INC.
(Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☐   No fee required

☐   Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

     (1)   Title of each class of securities to which transaction applies:

     (2)   Aggregate number of securities to which transaction applies:

     (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)   Proposed maximum aggregate value of transaction:

     (5)   Total fee paid:

☒   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)   Amount Previously Paid:

     (2)   Form, Schedule or Registration Statement No.:

     (3)   Filing Party:

     (4)   Date Filed:

We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy

BLACK RIDGE OIL & GAS, INC.
10275 Wayzata Boulevard, Suite 100
Minnetonka MN 55305
(952) 426-1241

NOTICE OF ACTION BY
WRITTEN CONSENT OF MAJORITY STOCKHOLDERS

**WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY**

THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS AND NO STOCKHOLDERS'
MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN.

We are furnishing this notice and the accompanying information statement (the "Information Statement") to the holders of shares of common stock, par value $0.001 per share ("Common Stock"), of Black Ridge Oil & Gas, Inc. (the "Company") pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14C and Schedule 14C thereunder, and Section 78.320 of the State of Nevada Revised Statutes (the "Nevada Revised Statutes") and Section 78.565 of the Nevada Revised Statutes in connection with the approval of the actions described below (taken by written consent of the holders of a majority of the issued and outstanding shares of Common Stock (the "Written Consent"):

The consummation of the plan of asset contribution and satisfaction of debt between the Company and Chambers Energy Management, LP ("Chambers"), which consists of the following steps:

a. The contribution and assignment to Black Ridge Holding Company, LLC, a Delaware limited liability company ("BRHC"), of all of the Company's (i) oil and gas assets (including working capital and tangible and intangible assets) (the "Assets"), (ii) outstanding balances under the Cadence Credit Facility (as defined herein) (which is held by Cadence Bank, N.A. ("Cadence")) and the Chambers Credit Facility (as defined herein) (which is held by Chambers) (collectively, with the Cadence Credit Facility, the "Assigned Debt" or "Credit Facilities") and (iii) all current liabilities related to the Assets, in exchange for 5% of the issued and outstanding Class A Units (the "Class A Units") in BRHC (the "Asset Contribution"); and

b. The issuance by BRHC of a number of Class A Units representing 95% of the Class A Units of BRHC to affiliates of Chambers (specifically, Chambers Energy Capital II, LP and CEC II TE, LLC (collectively, the "Chambers Affiliates")) in exchange for the release of BRHC's obligations under the Chambers Credit Facility (the "Satisfaction of Debt" and, together with the Asset Contribution, the "BRHC Transaction"). In addition, upon consummation of the BRHC Transaction, the warrants to purchase common stock of the Company dated as of August 8, 2013 (the "Warrants"), that were issued to Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP in connection with the Chambers Credit Facility will be automatically retired and cancelled.

The purpose of this Information Statement is to notify our stockholders that on March 29, 2016 the owners of approximately 53.3% of our issued and outstanding shares of Common Stock as of March 16, 2016 executed a written consent approving the BRHC Transaction. In accordance with Rule 14c-2

2

promulgated under the Exchange Act, the BRHC Transaction will become effective no sooner than 20 days after we mail this notice and the accompanying Information Statement to our stockholders.

In order to obtain the votes necessary to effectuate the BRHC Transaction, certain shareholders of the Company solicited less than 10 persons in accordance with Rule 14a-2(b) promulgated under the Exchange Act. The Written Consent that was received as a result of such solicitation constitutes the only stockholder approval required for the BRHC Transaction under Nevada law and, as a result, no further action by any other stockholder is required to approve the BRHC Transaction and we have not and will not be soliciting your approval of the BRHC Transaction. This notice and the accompanying Information Statement are being mailed to our stockholders on or about ~~April~~May [ ], 2016. This notice and the accompanying Information Statement shall constitute notice to you of the action by written consent in accordance with Section 78.320 of the Nevada Revised Statutes and Rule 14c-2 promulgated under the Exchange Act.

By Order of the Board of Directors

/s/ Kenneth DeCubellis
Chief Executive Officer

BLACK RIDGE OIL & GAS, INC.
(formerly known as ANTE5, INC.)
10275 Wayzata Boulevard, Suite 100
Minnetonka MN 55305
(952) 426-1241

INFORMATION STATEMENT

Action by Written Consent of Majority Stockholders

WE ARE NOT ASKING YOU FOR A
PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

GENERAL OVERVIEW OF ACTIONS

This Information Statement is being furnished to the holders of shares of Common Stock of the Company in connection with the action by written consent of the holders of a majority of our issued and outstanding shares of Common Stock taken without a meeting to approve the actions described in this Information Statement. In this Information Statement, all references to "the Company," "we," "us" or "our" refer to Black Ridge Oil & Gas, Inc. We are mailing this Information Statement to our stockholders of record as of March 16, 2016 (the "Record Date") on or about AprilMay [ ], 2016.

Pursuant to Rule 14c-2 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the actions described herein will not become effective until 20 calendar days following the date on which this Information Statement is first mailed to our stockholders.

The entire cost of furnishing this Information Statement will be borne by the Company. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of the Company's Common Stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith.

Actions by Consenting Stockholders

On March 20, 2016, the Board of Directors (the "Board") of the Company unanimously adopted resolutions approving the BRHC Transaction. The consummation of the plan of Asset Contribution between the Company and Chambers, which consists of the following steps:

a. The contribution of the Assets to BRHC and the assignment of the Assigned Debt and all current liabilities related to the Assets to BRHC in exchange for 5% of the Class A Units in BRHC; and

b.   The issuance by BRHC of a number of Class A Units representing 95% of the Class A Units of BRHC to the Chambers Affiliates in exchange for the release of BRHC's obligations under the Chambers Credit Facility and the cancellation of the Warrants.

In order to obtain the approval of our stockholders for the BRHC Transaction, we could have convened a special meeting of the stockholders for the specific purpose of voting on such matters. However, Section 78.320 of the Nevada Revised Statutes and Section 2.13 of our Bylaws provides that any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action taken is signed by the holders of outstanding shares of Common Stock having not less than the minimum number of votes that would be necessary to take such action. As of the close of business of the Record Date, we had 47,979,990 shares of Common Stock outstanding and entitled to vote on the BRHC Transaction. Each share of Common Stock outstanding as of the close of business on the Record Date was entitled to one vote. In order to effect the above actions as early as possible in order to accomplish the purposes hereafter described and to provide assurances to Chambers as quickly as possible that the transaction would be approved by our shareholders, a small number of our shareholders utilized the written consent of the holders of a majority of the outstanding shares of our Common Stock. Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a solicitation made otherwise than on behalf of a registrant where the total number of persons solicited is no more than ten is exempt from the proxy solicitation rules and procedures.

On December 21, 2015, the Company's CEO, one of the Company's board members, and Lyle Berman, acting as a financial consultant to the Company, met with Chambers to discuss the terms of the potential BRHC Transaction and negotiate a term sheet. As part of the negotiations, Chambers required assurances that the BRHC Transaction would receive necessary approvals, including support from the Company's stockholders holding a majority of the outstanding shares of the Company. Toward that end, Mr. Bradley Berman and Mr. Lyle Berman, the Company's two largest stockholders, along with Mr. Ken DeCubellis, in their capacity as stockholders on their own volition and not at the request of the Company, reached out to certain long-standing stockholders of the Company once Chambers presented an agreed upon term sheet in December 2015 to advise such stockholders regarding the status of negotiations and terms of the BRHC Transaction and that consents to the BRHC Transaction by these stockholders would be sought once the agreements were finalized and approved by the Board. At the request of the stockholders, some of this group of long-standing stockholders were provided with a summary of the terms of the BRHC Transaction in early February so they could consider whether to support the BRHC Transaction once final terms were reached. This group of stockholders was also regularly advised throughout the first quarter of 2015 by Mr. Bradley Berman, Mr. Lyle Berman and Mr. DeCubellis regarding the status of the BRHC Transaction and the anticipated timing of when the formal written consent of the stockholders would be needed. In addition, the Board was periodically advised by Messrs. Berman and Mr. DeCubellis regarding the conversations with the stockholders and the likelihood that the stockholders would consent to the terms of the BRHC Transaction.

The Company received drafts of the BRHC Transaction documents from Chambers on February 16, 2016. The Company reviewed and negotiated the documents and prepared ancillary agreements over the remainder of February. The Board met on March 3, 2016 to review draft agreements of the BRHC Transaction and discuss a few open points related to the Management Agreement. The open points regarding the Management Agreement were resolved between the Company and Chambers on March 17, 2016. The BRHC Transaction was approved by the Board on March 20, 2016.

Mr. Bradley Berman participated in the meetings held by the Board related to the BRHC Transaction and voted in favor of the BRHC Transaction. Mr. Lyle Berman was also in attendance at the meetings in which the BRHC Transaction was discussed as a consultant to the Company. Mr. Lyle Berman is not a director of the Company and did not vote on the BRHC Transaction as a director of the Company. No disproportionate benefit or special consideration will be received by either Mr. Bradley Berman or Mr. Lyle Berman in connection with the BRHC Transaction and no conflict of interests existed.

On March 20, 2016After the Company's Board unanimously adopted resolutions approvingapproved the BRHC Transaction, Mr. Bradley Berman and Mr. Lyle Berman was in attendance at that March 20, 2016 Board meeting as a consultant to the Company. After the Board meeting, Messrs. Bradley Berman, Lyle Berman and, along with Mr. Ken DeCubellis, in their capacitiescapacity as stockholders of the Company, on their own volition and not at the request of the Company, contacted certain long-standing stockholders of the Company, with whom they had long-standing relationships, regarding the BRHC Transaction. On so that they could provide written consents approving the BRHC Transaction. Mr. Bradley Berman, Mr. Lyle Berman and Mr. DeCubellis communicated with the small group of stockholders that were needed to obtain the consent of a majority of the outstanding shares by multiple emails and phone calls during this time period. By March 29, 2016, pursuant to Section 78.320 of the Nevada Revised Statutes and Section 2.13 of our Bylaws,the Company had received the consent of stockholders holding an aggregate of 25,576,086 shares of our Common Stock, representing 53.3% of our outstanding shares of Common Stock executed and deliveredrelated to us the Written ConsentBRHC Transaction (the "Majority Stockholders").

The table below lists the consenting person for the written consentWritten Consent and the percentage of potential votes represented by such person:

Consenting Person	Percentage of Potential Votes[1]
Ken DeCubellis	0.4%
Bradley Berman	12.3%
Lyle Berman	5.3%
Neil Sell[2]	7.9%
Erica Berman[3]	0.4%
Joseph Lahti[4]	0.1%
Twin City Technical[5]	9.4%
Irish Oil & Gas[5]	9.4%
Ernest W. Moody Revocable Trust[6]	5.2%
Voting Agreement[7]	2.8%
Total (9 persons)	53.3%

[1] Percentages calculated based on 47,979,990 shares of outstanding common stock that were entitled to vote on the record date for the written consent.

[2] Mr. Sell is the trustee for shares held by trusts for the children of Mr. Lyle Berman.

[3] Ms. Berman is the wife of Mr. Bradley Berman.

6

(4) Mr. Lahti is a director of the Company.

(5) These companies sold oil and gas properties to the Company early in its development and have longstanding business relationships with Mr. Bradley Berman. Twin City Technical is an entity wholly-owned and controlled by Terry Harris, and Mr. Harris votes the shares held by Twin City Technical and has dispositive power over such shares. Irish Oil & Gas is an entity wholly-owned and controlled by Tim Furlong, and Mr. Furlong votes the shares held by Twin City Technical and has dispositive power over such shares. Written consents were obtained from Twin City Technical and Irish Oil & Gas by communicating by phone and email with Messrs. Harris and Furlong.

(6) Mr. Moody has a long-standing business relationship with Mr. Lyle Berman and Mr. Bradley Berman.

(7) Certain persons who purchased shares in the Company's private offering which closed on December 16, 2010 with respect to common stock purchased in that offering entered into a voting agreement that gives our board of directors, by majority vote, the power to vote such shares of common stock and execute written consents without the consent of the stockholders. A copy of the Voting Agreement is filed as Exhibit 9.1 of the Form S-1 filed with the Securities and Exchange Commission by the Company on August 22, 2011. There are presently 1,335,000 shares of common stock that are the subject of such voting agreement. Mr. Brad Berman and Mr. Lahti as a majority of the ~~Company's~~ Board of Directors of our Company and persons that were already executing the written consent in their capacities as stockholders, executed the written consent regarding ~~such~~the shares~~.~~ subject to the voting agreement. None of the stockholders that are party to the voting agreement were solicited or contacted to execute the written consent.

The Company did not solicit any consents and the Company's Board of Directors did not authorize anyone to solicit consents on behalf of the Company. The Company's directors, who are also stockholders, and the directors pursuant to the terms of the pre-existing voting agreement, consented to the actions they approved as directors.

Your consent is not required and is not being solicited in connection with the approval of the BRHC Transaction.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Information Statement and other materials filed with the SEC constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. We have tried, wherever possible, to identify such statements by using words such as "anticipate", "assume", "believe", "expect", "intend", "plan", and words and terms of similar substance in connection with any discussion of operating or financial performance. Such forward-looking statements involve a number of risks, uncertainties and other important factors that could cause our actual results, performance, or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, those discussed in this Information Statement under the headings "RISK FACTORS" and "BUSINESS OF THE COMPANY"

Neither we nor any other person assumes any responsibility for the accuracy or completeness of such statements. We operate in a changing business environment and new risks arise from time to time. The forward-looking statements included in this document are made only as of the date of this document and under Section 27A of the Securities Act and Section 21E of the Exchange Act. We do not have a duty to update any of the forward-looking statements to reflect subsequent events or circumstances.

SUMMARY

The following summary briefly describes the material terms of the BRHC Transaction. Please refer to the more detailed information contained elsewhere in this Information Statement, the Annex to this Information Statement, and the documents referred to and incorporated by reference in this Information Statement.

- *Background and Reasons for the BRHC Transaction:*

  The Company presently has $28,800,000 of outstanding balances under the Cadence Credit Facility, which is held by Cadence, and $32,818,328 of outstanding balances under the Chambers Credit Facility (defined herein), which is held by Chambers. As a result of the low commodity price environment, the Company is not in compliance with its financial covenants for the quarter ended December 31, 2015. The net asset value of the Company at $35.00 per barrel of oil is considerably less than the outstanding balances on the Credit Facilities. During January 2016, oil traded at a price of $26.68 to $36.81 per barrel based on the daily closing spot prices for West Texas Intermediate ("WTI") per the U.S. Energy Information Administration.

  As a result of the Company's financial distress based on conditions in the oil and gas industry, Chambers has negotiated with the Company the terms of the BRHC Transaction which the Board believes is in the best interest of all stakeholders and will permit the stockholders of the Company to preserve an equity stake in the Company which will reflect the value of the assets in BRHC both positively and negatively depending upon the change in commodity prices and well performance going forward. Chambers will immediately invest $10,000,000 (or such additional amount as agreed to between Chambers and Cadence) into BRHC to reduce the Cadence Credit Facility debt to levels that are more reasonable in the current commodity price environment,

9

and also commit an additional amount up to $20,000,000 to BRHC for general corporate purposes which may be called at the sole discretion of the BRHC Board. This commitment of additional capital by Chambers, totaling $30,000,000, was not feasible for the Company to obtain on its own because of the relative lack of capital available from the capital markets and without restructuring the Company's balance sheet.

The BRHC Transaction also allows the Company's management team to continue managing the Company's assets on behalf of BRHC. Furthermore, the management team can focus efforts on acquiring distressed assets in partnership with Chambers, Merced Capital via the existing Merced Black Ridge, LLC joint venture, as well as other potential joint ventures. Our management and Board believe that the opportunity to acquire distressed assets with our partners presents an opportunity for significant value creation for shareholders.

Our Board has unanimously determined that the BRHC Transaction is advisable, fair to and in the best interests of the Company and our shareholders. Accordingly, the Board unanimously approved the BRHC Transaction. In making this determination, our Board considered a number of factors (which are summarized beginning on page 14) including, among other things, our business operations, financial condition, earnings and business prospects, our inability to maintain compliance with financial covenants in our credit facilities, and the challenges facing us given the current low level of commodity prices, and the terms of the BRHC Transaction. In the course of its deliberations, our Board also considered a variety of risks or potential drawbacks relating to the BRHC Transaction that are summarized beginning on page 26.

- *Interests of Certain Affiliated Persons:*

  The Company will be granted 1,000,000 Class B Units in BRHC initially, and in turn, the Company may transfer such Class B Units to certain members of the Company's management (the "Class B Members"). Subject to certain conditions, the Class B Units are profits interests that will entitle the holders to participate in any future distributions of BRHC after distributions equal to the capital contributions and preferred return have been made to the holders of Class A Units of BRHC.

- *Risk Factors:*

  Please see below for the section of this Information Statement titled "RISK FACTORS".

- *Summary of the Key Terms to the BRHC Transaction:*

  o The Company will contribute the Assets and assign its Assigned Debt and current liabilities related to the Assets to BRHC in exchange for 5% of the Class A Units in BRHC, pursuant to a certain Asset Contribution Agreement, a copy of which is included in Annex A.

  o BRHC will issue a number of Class A Units to the Chambers Affiliates representing 95% of the Class A Units of BRHC in exchange for the release of all of BRHC's obligations under the Chambers Credit Facility (the "Chambers Loan Conversion Amount") and the cancellation of the Warrants, pursuant to a

10

Contribution Agreement (the "Chambers Contribution Agreement") a copy of which is included in the Annex. The remaining 5% Class A Unit Membership Interest will continue to be owned by the Company and will have a contribution value implied by the Chambers Loan Conversion Amount equal to $1,727,280.40 (the "BROG Contribution Amount"). Upon the closing of the BRHC Transaction, the Asset Contribution and the satisfaction of debt under the Chambers Contribution Agreement will be effective April 1, 2016.

o   Chambers will commit to contribute up to $30 million in cash (the "Chambers Investment Commitment") to BRHC in exchange for Class A Units. At Closing, Chambers shall fund $10 million (or such additional amount as agreed to between Chambers and Cadence) (the "Initial Chambers Investment") of the Chambers Investment Commitment, the proceeds of which shall be used to reduce outstanding amounts owed by BRHC to Cadence under the Cadence Credit Facility and for general corporate purposes. The remaining amount of up to $20 million (the "Subsequent Chambers Investment"), subject to certain conditions, may be called from time to time during the Investment Period (as defined herein) by the board of managers of BRHC (the "BRHC Board"). The Initial Chambers Investment and any Subsequent Chambers Investment shall serve to proportionately reduce the Company's Class A Units percentage ownership in BRHC.

o   The investment period shall be the lesser of three years or such time as the entire Chambers Investment Commitment has been called by the BRHC Board (the "Investment Period"). Any portion of Chambers Investment Commitment not called by the BRHC Board prior to the expiration of the Investment Period will be cancelled. In no event will Chambers be required to make a capital contribution in an amount in excess of its undrawn commitment.

o   The Class A preference, at any time, shall equal (i) the funded portion of Chambers Investment Commitment, plus (ii) the Chambers Loan Conversion Amount, plus (iii) the BROG Contribution Amount, plus (iv) an amount necessary to produce a 10.0% internal rate of return on the amounts in (i), (ii) and (iii) above. The 10.0% internal rate of return will be calculated from the consummation of the BRHC Transaction in the case of the Initial Chambers Investment, the Chambers Loan Conversion Amount, and the BROG Contribution Amount or the date of each respective subsequent investment made after Closing, in the case of each Subsequent Chambers Investment (in aggregate, the "Total Class A Preference").

o   All distributions by BRHC of cash or other property, and whether upon liquidation or otherwise, will be made as follows:

   o   First, 100% to the Class A Members, pro rata, until each Class A Member has received distributions in aggregate totaling the then Class A Preference.

   o   Second, 90% to the Class A Members, pro rata, and 10% to the Class B Members, pro rata, until such time as the aggregate distributions to Chambers equals 250% of the capital contribution of its Class A Units.

11

- Third, 80% to the Class A Members, pro rata, and 20% to the Class B Members, pro rata.

- BRHC will be managed by the BRHC Board, which will be responsible for the conduct of the day-to-day business of BRHC and the management, oversight and disposition of the assets of BRHC. The initial BRHC Board will be comprised of three managers, consisting of two managers appointed by Chambers and one member from the Company. The initial Chambers-appointed managers are Phillip Pace and Brandon Wilson and the initial Company-appointed manager is Ken DeCubellis.

- The operations of the BRHC's properties and the financial and administrative function of BRHC will be managed by the Company pursuant to a management services agreement (the "Management Services Agreement"), a copy of which is included in the Annex to this Information Statement. Under the Management Services Agreement, the Company will, subject to certain exceptions, receive an annual management fee from BRHC in the amount of up to $2 million, but no less than $1 million, which shall be paid in equal installments on a quarterly basis. The Company will be subject to reasonable and customary provisions with BRHC regarding the ownership and confidentiality of BRHC data and other proprietary information. The Management Services Agreement will provide termination provisions upon reasonable notice for both the BRHC and the Company as well as upon a change of control, provided that if the Management Services Agreement is terminated prior to January 1, 2017, BRHC shall, if a positive number, pay the Company a termination fee equal to (A) $2,000,000 multiplied by a fraction, the numerator of which is the number of days remaining in the 2016 calendar year from and after the effective date of the Management Services Agreement, as adjusted to reflect a 360-day year, and the denominator of which is 360, less (B) the amount paid by BRHC to Company under Section 2.2 of the Management Services Agreement prior to the date of termination. Under the Management Services Agreement BRHC will have a co-invest right on any transactions that the Company locates, facilitates or manages for a third-party, including the right to exercise and fulfill any option the Company has to participate as a co-investor.

- At the discretion of the BRHC Board, the Company will be granted Class B Units in BRHC, and in turn, the Company may transfer such Class B Units to certain members of the Company's management. Subject to certain conditions, the Class B Units will entitle the holders to participate in any future distributions of BRHC after distributions equal to the capital contributions and preferred return have been made to the holders of Class A Units of BRHC.

- The directors and executive officers of the Company will remain unchanged.

- *Contributed Assets:*

The contributed Assets in the BRHC Transaction are all of the Company's interests in various crude oil and natural gas leases participating in the drilling of wells, working interests in producing mineral wells, related property and equipment and working capital and tangible and intangible assets. The crude oil and natural gas properties are

12

primarily located in the Bakken and Three Forks trends in North Dakota and Montana. Except for its interest in Merced Black Ridge, LLC, its management agreement with Merced Black Ridge, LLC, its interest in its license agreement with P2ES Holdings, LLC, and its interests in its licensing arrangement with PartyGaming, PLC and certain office equipment, the Company will contribute all of its assets, including the Assets, to BRHC.

- *Appraisal Rights:*

  The stockholders of the Company will not have any appraisal rights in connection with the BRHC Transaction.

- *Certain U.S. Federal Income Tax Consequences:*

  The Company expects to recognize a net taxable gain on the transaction as the value of the Class A Units received will be greater than the adjusted tax basis of the assets contributed to BRHC. The Company has a net operating loss ("NOL") carryforward that will be sufficient to offset any taxable gain from this transaction and, therefore, the transaction should not result in any regular income tax. However, the Company estimates it may have an alternative minimum tax ("AMT") liability as a result of this transaction due to limitations on the amount of NOL that can be utilized for AMT purposes. The Company estimates the AMT tax liability will be less than $20,000. The Company will retain any remaining federal net operating losses which may be utilized to offset future taxable income for federal and state income tax purposes.

- *Regulatory and Stockholder Approvals Required in Connection with the BRHC Transaction:*

  No federal or state regulatory approvals or consents are required. Because the written consent of the holders of more than 50% of the issued and outstanding Common Stock has been obtained, stockholder voting requirements have been satisfied and we are not asking for a proxy. You are not requested to send one.

- *BRHC LLC Agreement:*

  As part of the BRHC Transaction the Company will be entering into a Limited Liability Agreement governing BRHC (the "BRHC LLC Agreement" a copy of which is included in the Annex). The members of BRHC will be the Company, and Chambers Affiliates. Each member will hold either Class A Units and/or Class B Units in BRHC. Please see the section of this Information Statement titled "BACKGROUND, MECHANICS AND REASONS FOR THE CONSUMMATION OF THE BRHC TRANSACTION—Material Terms to the BRHC Transaction" for more information on the key terms of the BRHC LLC Agreement.

GENERAL QUESTIONS AND ANSWERS ABOUT THE BRHC TRANSACTION

The following questions and answers are presented for your convenience only and briefly address some questions you may have about the BRHC Transaction. They may not contain all of the information that is important to you. We urge you to read carefully the entire Information Statement.

Why am I receiving this Information Statement?

This Information Statement describes the transactions relating to the BRHC Transaction and the approval of the BRHC Transaction by written consent of our stockholders. Our Board is providing this Information Statement to you pursuant to Section 14(c) of the Exchange Act solely to inform you of, and provide you with information about, the BRHC Transaction before it is consummated.

Who is entitled to receive this Information Statement?

Stockholders of record as of the close of business on March 16, 2016 are entitled to receive this Information Statement, which describes the corporate actions that have been approved by the written consent of our stockholders.

Am I being asked to vote on the BRHC Transaction?

No, we are not asking you to vote for approval of the BRHC Transaction or to provide your written consent to the BRHC Transaction, because your vote or written consent is not required for approval. The BRHC Transaction has already been approved by the written consent of the holders of a majority of the Company's outstanding shares of Common Stock.

Will there be a stockholder meeting to consider and approve the BRHC Transaction?

No, a stockholder meeting will not be held to consider and approve the BRHC Transaction. The BRHC Transaction has already been approved by the written consents of our stockholders.

Will any of the potential proceeds from the BRHC Transaction be distributed to me as a stockholder?

No, the only consideration that the Company will receive from the BRHC Transaction at closing are Class A Units and Class B Units in BRHC.

Is the BRHC Transaction subject to the satisfaction of any conditions?

The BRHC Transaction is subject to the Company having assigned the Cadence Credit Agreement to BRHC and Cadence shall have consented to such assignment, and BRHC and Cadence shall have entered into any applicable amendment agreements related to such assignment and waiver of financial covenant ratio compliance for the quarter ended December 31, 2015 and quarter ending March 31, 2016.

The BRHC Transaction is subject to the Company having assigned the hedging agreements, by and between the Company and BP Energy Company ("BP") to BRHC, and BP must consent to such assignment.

14

What are the reasons for consummating the BRHC Transaction?

Due to the low commodity price environment, particularly crude oil prices, that occurred throughout 2015 and that worsened in early 2016, the Company is unable to maintain compliance with financial covenants in the Credit Facilities and, therefore, is in default under the terms of the Credit Facilities. Cadence and Chambers have the right to accelerate the maturity of our outstanding indebtedness. Because we are not able to satisfy our obligations, Chambers has agreed to forgive the obligations under the Chambers Credit Facility in exchange for a 95% interest in BRHC. Given the current oil prices, the Company is unable to refinance the Credit Facilities.

Will the BRHC Transaction change the business of the Company?

The BRHC Transaction will change the business of the Company in that it will no longer directly own the contributed Assets, but instead will own equity interests in BRHC which will be 95% owned by Chambers indirectly through the Chambers Affiliates. The Company will provide management and consulting services to BRHC pursuant to the Management Services Agreement and will continue to provide management and consulting services to Merced Black Ridge, LLC.

Will the Company have the same directors and executive officers that the Company currently has following the BRHC Transaction?

Yes. The executive officers and members of the Board will not change as a result of the BRHC Transaction.

What are the principal terms of the BRHC Transaction?

See "SUMMARY" for more information regarding the terms of the BRHC Transaction.

Will the Company continue to pursue a strategy to acquire distressed assets?

Yes. Chambers has committed additional capital to BRHC for general corporate purposes, including potential asset acquisitions. Additionally, the Company may potentially pursue distressed asset acquisitions via the joint venture with Merced Capital and with relationships with other capital providers.

Am I entitled to appraisal rights?

No. The Nevada Revised Statutes do not provide for appraisal rights in asset sales transactions unless a corporation's articles of incorporation expressly provides for those rights. Our Amended and Restated Articles of Incorporation do not provide for appraisal rights under these circumstances. As a condition though of the BRHC Transaction, Chambers requires that the Board be permitted to dispose of the Class A and Class B Units in BRHC without any subsequent consent of the Stockholders. Nevada law permits the corporation to sell, lease or exchange all of its property and assets with only approval by the Board. As such, the Company may sell, lease or exchange all or substantially all of its assets (including its Class A Units and Class B Units in BRHC) without the consent of the Company's stockholders, upon approval by the Board.

What factors did our Board consider in approving the asset sale transaction?

The Board has unanimously determined that the BRHC Transaction is advisable, fair to and in the best interests of the Company and our shareholders. In making this determination, the Board considered a

15

number of factors including, among other things, the Company's business operations, financial condition, earnings and business prospects, the Company's inability to maintain compliance with financial covenants in the Company's Credit Facilities, the challenges facing the Company given the current low level of commodity prices, and the terms of the BRHC Transaction.

When is the BRHC Transaction expected to be completed?

The Company expects that the BRHC Transaction will close 20 to 30 calendar days following the date this Information Statement is mailed to the Company's stockholders. A press release will be issued by the Company when the BRHC Transaction becomes effective. The Company's stockholders will not be individually notified through a separate mailing that the BRHC Transaction has become effective.

Does the BRHC Transaction affect my ownership or percent of ownership in the Company?

No, the number of shares and the percentage of ownership you hold in the Company will not be changed by virtue of the BRHC Transaction. The BRHC Transaction, however, will change the business of the Company in that it will no longer directly own the contributed Assets, which are substantially all of the assets of the Company, but instead will own equity interests in BRHC which will be 95% owned by Chambers indirectly through the Chambers Affiliates.

13313688.2613313688.27

SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of March 16, 2016 by: (i) each person who is known by us to own beneficially more than 5% of our Common Stock; (ii) each director; (iii) each named executive officer; and (iv) all of our directors and executive officers as a group. On March 16, 2016, we had 47,979,990 shares of Common Stock outstanding.

As used in the table below and elsewhere in this form, the term "beneficial ownership" with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following March 16, 2016. Inclusion of shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, (i) each person or entity named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of capital stock listed as owned by that person or entity, and (ii) the address of each person or entity named in the table is c/o Black Ridge Oil & Gas, Inc., 10275 Wayzata Boulevard, Suite 100, Minnetonka, Minnesota 55305.

Name, Title and Address of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percentage of Ownership
Bradley Berman, Chairman of Board and Director	6,250,731[2]	13.0%
Ken DeCubellis, Chief Executive Officer	1,297,600[3]	2.8%
Michael Eisele, Chief Operating Officer	363,000[4]	*
James Moe, Chief Financial Officer and Corporate Secretary	617,000[5]	1.3%
Joseph Lahti, Director	290,000[6]	*
Benjamin Oehler, Director	300,000[7]	*
All Directors and Executive Officers as a Group (6 persons)	9,118,331[8]	19.0%
Lyle Berman	2,579,853[9]	5.4%
Neil Sell	3,886,335[10]	8.1%
Twin City Technical, LLC P.O. Box 2323, Bismarck North Dakota 58502	4,514,595[11]	9.4%
Irish Oil & Gas, Inc. P.O. Box 2356, Bismarck North Dakota 58502	4,514,594[11]	9.4%
Ernest W. Moody Revocable Trust 175 East Reno Avenue, Suite C6 Las Vegas, NV 89119	3,250,000[12]	6.8%
Chambers Energy Management, LP 600 Travis Street, Suite 7330 Houston, TX 77002	5,000,000[13]	9.4%

*Indicates beneficial ownership of less than 1%.

13313688.2613313688.27

(1) Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned. The total number of issued and outstanding shares and the total number of shares owned by each person does not include unexercised warrants and stock options owned by parties other than for whom the calculation is presented, and is calculated as of March 16, 2016.

(2) Includes 160,000 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016. Includes 712,229 shares held by certain trusts for the children of Mr. Bradley Berman. Includes 185,898 shares owned by Mr. Bradley Berman's wife.

(3) Includes 1,151,600 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016. Includes 5,000 shares owned by Mr. Ken DeCubellis' wife.

(4) Includes 363,000 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016.

(5) Includes 617,000 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016.

(6) Includes 220,000 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016.

(7) Includes 300,000 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016.

(8) Does not include a total of 5,110,000 additional shares over which our board of directors has voting but not dispositive power as a result of voting agreements between us and certain other shareholders.

(9) Includes 24,000 shares which may be purchased pursuant to stock options that are exercisable within 60 days of March 16, 2016. Does not include 3,717,313 shares held by trusts for the children of Mr. Lyle Berman, the trustee for which is Mr. Neil Sell.

(10) Includes 169,022 shares owned by Mr. Sell, individually, and an aggregate of 3,717,313 shares owned by certain trusts for the benefit of Mr. Lyle Berman's children, for which Mr. Sell is the trustee. Does not include 19,000 shares held by Mr. Sell's spouse, for which Mr. Sell disclaims beneficial ownership.

(11) These companies sold oil and gas properties to us in various transactions and, as part of the purchase price for these properties or down payments related to transactions, were issued these shares of Common Stock by us. We may purchase additional oil and gas properties from these companies in the future, for which we may issue additional shares of our Common Stock.

(12) Based on Schedule 13G filed February 14, 2013. Includes 750,000 shares which may be purchased pursuant to stock warrants that are exercisable within 60 days of March 16, 2016.

(13) Includes 5,000,000 shares which may be purchased pursuant to stock warrants that are exercisable within 60 days of March 16, 2016. Chambers Energy Capital II, LP ("CEC II, LP"), a Delaware limited partnership, and Chambers Energy Capital II TE, LP ("CEC II TE, LP"), a Delaware limited partnership, are the record holders of warrants entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock. These warrants were filed with the SEC as part of the Issuer's Form 8-K submitted on August 9, 2013. CEC Fund II GP, LLC, a Delaware limited liability company,

is the general partner of CEC II, LP and CEC II TE, LP. CEC GP, LLC, a Delaware limited liability company, is the sole member of CEC Fund II GP, LLC. Chambers Energy Management, LP (the "Management Company"), a Delaware limited partnership, provides certain investment advisory and management services to CEC II, LP and CEC II TE, LP. Chambers Energy Management GP, LLC, a Delaware limited liability company, is the general partner of the Management Company. J. Robert Chambers is the managing member of both, CEC GP, LLC and Chambers Energy Management GP, LLC. If the BRHC Transaction closes, these warrants will be cancelled.

INTERESTS OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE ACTED UPON

No officer or director of the Company has any substantial interest in the BRHC Transaction, other than his role as an officer or director of the Company. No disproportionate benefit or special consideration will be received by either Mr. Bradley Berman or Mr. Lyle Berman in connection with the BRHC Transaction and no conflict of interests exists. Pursuant to the BRHC LLC Agreement, the Company will be granted Class B Units. In turn, the Company may grant these Units to certain members of its management team in an effort to reward such individuals for meeting performance milestones. The Class B Units are profits interests that will entitle the holders to participate in any future distributions of BRHC after distributions equal to the capital contributions and preferred return have been made to the holders of Class A Units of BRHC.

BUSINESS OF THE COMPANY

We are an oil and natural gas exploration and production company. Our properties are located in North Dakota and Montana. Our corporate strategy is the acquisition, exploration, development and production of crude oil and natural gas properties, primarily in the Bakken and Three Forks trends in North Dakota and Montana. As of December 31, 2015, we had proven oil and gas reserves of 3.2 million barrels of oil equivalents, owned interest in 349 gross (10.95 net) producing oil and gas wells, and controlled the rights to mineral leases covering approximately 8,100 net acres for prospective drilling to the Bakken and/or Three Forks formations. The average daily production for the three months ended December 31, 2015 was 1,470 BOE/day.

Effective April 2, 2012, we changed our name to Black Ridge Oil & Gas, Inc. Our Common Stock is still quoted on the OTCQB under the trading symbol "ANFC."

BACKGROUND, MECHANICS AND REASONS FOR THE CONSUMMATION OF THE BRHC TRANSACTION

The Board believes that it is in the best interests of the Company and its stockholders to consummate the BRHC Transaction. The Board and the Company's stockholders holding the requisite number of shares have approved the BRHC Transaction, which will be effected pursuant to the BRHC LLC Agreement, Asset Contribution Agreement, Chambers Contribution Agreement, and the Management Services Agreement (collectively, the "Transaction Documents"), copies of which are included in the Annex.

It is anticipated that the BRHC Transaction will close approximately 20 to 30 calendar days following the mailing of this Information Statement. A press release will be issued by the Company when the BRHC Transaction becomes effective. The Company's stockholders will not be individually notified through a separate mailing that the BRHC Transaction has become effective.

Approval of the BRHC Transaction required the affirmative vote of the majority of the outstanding shares of the Common Stock on the record date of March 16, 2016. In order to obtain the votes necessary to effectuate the BRHC Transaction, certain shareholders of the Company solicited less than 10 persons in accordance with Rule 14a-2(b) promulgated under the Exchange Act. As a result of such solicitation, holders of 25,576,086 shares of Common Stock, which represents a majority of the outstanding shares of Common Stock, approved the BRHC Transaction on March 29, 2016.

The discussion below is qualified in its entirety by reference to the Transaction Documents.

Principal Reasons for the BRHC Transaction

Background on Credit Facilities

The Company, as borrower, entered into a Credit Agreement dated August 8, 2013 and amendments thereto dated December 13, 2013, March 24, 2014, April 21, 2014, September 11, 2014, March 30, 2015 and August 10, 2015 (as amended, the "Cadence Credit Agreement") with Cadence ("Cadence"), as lender (the "Cadence Credit Facility"). Under the terms of the Cadence Credit Agreement, a senior secured revolving line of credit in the maximum aggregate principal amount of $50 million is available subject to the then-applicable borrowing base, determined by Cadence in a manner consistent with the normal and customary oil and gas lending practices of Cadence. As of the date of this Information Statement, the Company's borrowing base on the Cadence Credit Facility was $32,000,000. The Cadence Credit Facility's maturity date is January 15, 2017. The Cadence Credit Facility is secured by first priority interests in mortgages on substantially all of the Company's assets, including but not limited to the Company's mineral interests in North Dakota and Montana.

The Company, as borrower, entered into the Chambers Credit Agreement by and among the Company, as borrower, Chambers, as administrative agent, (and the several other lenders named therein) (the "Chambers Credit Facility"). Under the Chambers Credit Facility, term loans in the aggregate principal amount of up to $75 million are available from time to time. The Chambers Credit Agreement provides current availability of $30 million, with the remaining commitments subject to the approval of Chambers and other customary conditions. The unpaid principal balance of borrowings under the Chambers Credit Facility bears interest at the Cash Interest Rate (defined herein) plus the PIK Interest Rate (defined herein). The Cash Interest Rate is 9.00% per annum plus a rate per annum equal to the greater of (i) 1.00% and (ii) the offered rate for three-month deposits in U.S. dollars that appears on Reuters Screen LIBOR 01 as of 11:00 a.m. (London time) on the second full LIBOR business day preceding the first day of each calendar quarter. The PIK Interest Rate is equal to 4.00% per annum. Interest is payable on the last day of each month. The Company is also required to pay an annual nonrefundable administration fee of $50,000 and a monthly availability fee computed at a rate of 0.50% per annum on the average daily amount of any unused portion of the available amount under the commitment.

The Chambers Credit Facility matures on June 30, 2017. The Chambers Credit Facility is secured by second priority interests on substantially all of the Company's assets, including but not limited to second priority mortgages on the Company's mineral interests in North Dakota and Montana. The Company had borrowings of $30 million outstanding under the Chambers Credit Facility as of the date of this Information Statement. As of February 29, 2016, the Company's accumulated PIK Interest amount is $2,818,328.

Intercreditor Agreements

Cadence and Chambers have entered into an Intercreditor Agreement dated August 8, 2013 (the "Intercreditor Agreement"). The Intercreditor Agreement provides that any liens on the assets of the Company securing indebtedness under the Chambers Credit Facility are subordinate to liens on the assets securing indebtedness under the Cadence Credit Facility and sets forth the respective rights, obligations and remedies of the lenders under the Cadence Credit Facility with respect to their first priority liens and the lenders under the Chambers Credit Facility with respect to their second priority liens.

Financial Covenants

The Credit Facilities, as amended, require customary affirmative and negative covenants for credit facilities of the respective types and sizes for companies operating in the oil and gas industry, as well as customary events of default. Furthermore, the Credit Facilities contain financial covenants that require the Company to satisfy certain specified financial ratios. The Cadence Credit Agreement requires the Company to maintain, as of the last day of each fiscal quarter of the Company, (i) a collateral coverage ratio (reserve value plus consolidated working capital to adjusted indebtedness) of at least 0.80 to 1.00 for the quarter ending December 31, 2015 and thereafter, (ii) a ratio of current assets, including debt facility available to be drawn, to current liabilities of a minimum of 1.0 to 1.0, (iii) a net debt to EBITDAX, as defined in the Cadence Credit Agreement, ratio of 3.65 to 1.00 for the quarter ending December 31, 2015, and 3.50 to 1.00 for the quarter ending March 31, 2016 and thereafter, in each case calculated on a modified trailing four quarter basis, (iv) a maximum senior leverage ratio of not more than 2.5 to 1.0 calculated on a modified trailing four quarter basis, and (v) a minimum interest coverage ratio of not less than 3.0 to 1.0. The Chambers Credit Agreement requires the Company to maintain, as of the last day of each fiscal quarter of the Company, (i) a collateral coverage ratio (reserve value plus consolidated working capital to adjusted indebtedness) of at least 0.80 to 1.00 for the quarter ending December 31, 2015 and thereafter, (ii) a consolidated net leverage ratio (adjusted total indebtedness less the amount of unrestricted cash equivalents to consolidated EBITDA) of no more than 3.65 to 1.00 for the quarter ending December 31, 2015, and 3.50 to 1.00 for the quarter ending March 31, 2016 and thereafter, calculated on a modified trailing four quarter basis, (iii) a consolidated cash interest coverage ratio (consolidated EBITDA to consolidated cash interest expense) of no less than 2.5 to 1.0, calculated on a modified trailing four quarter basis and (iv) a ratio of consolidated current assets to consolidated current liabilities of at least 1.0 to 1.0. In addition, each of the Credit Facilities requires that the Company enter into hedging agreements based on anticipated oil production from currently producing wells as agreed to by the lenders.

Due to the low commodity price environment, the Company was out of compliance with its collateral coverage ratio under both the Senior Credit Facility and Subordinated Credit Facility as of December 31, 2015. The Company is incontinues to be out of compliance with all other covenants, as amended, for the period endingthe collateral coverage ratio as of March 31, 2016 and the current ratio covenant as defined by the Chambers Credit Agreement as of March 31, 2016. Additionally, the audit report the Company received with respect to its financial statements as of December 31, 2015. contains an explanatory paragraph expressing uncertainty as to the Company's ability to continue as a going concern, the delivery of which constitute default under both its Senior Credit Facility and Subordinated Credit Facility. As such the Company is in default on both the Senior Credit Facility and the Subordinated Credit Facility.

On April 22, 2016, the Company received a notice of deficiency related to its Senior Credit Facility. The borrowing base for the Senior Credit Facility was re-determined to be $19 million, effective May 1, 2016. As a result pursuant to the terms of the Senior Credit Facility, the Company must make a lump sum payment of the amount of the current balance of the Senior Credit Facility, which was $29.4 million as of May 1, 2016, in excess of the re-determined borrowing base, or $10.4 million, within 90 days of the notice, or make six or fewer consecutive installments on a monthly basis in an amount equal to one-sixth of the amount in excess of the borrowing base beginning 30 days from the notice. Unless the BRHC Transaction closes, the Company has no present ability to make such payments. The additional capital contribution that Chambers will make to BRHC as of the closing of the BRHC Transaction will permit BRHC to repay Cadence in part so that the outstanding balance BRHC will owe to Cadence will be under the borrowing base.

History of Amendments for Chambers Credit Agreement

The Company has entered into a series of amendments with Chambers to amend the financial covenants in the Chambers Credit Agreement. Specifically, the Company first amended its Chambers Credit Agreement with Chambers on December 31, 2013 to include newly acquired assets in the EBITDA calculation and to increase the first lien allowance to $18 million. The Company further amended the Chambers Credit Agreement with Chambers on March 24, 2014 to modify certain financial covenant definitions and to modify the Collateral Coverage Ratios and Maximum Consolidated Net Leverage Ratios. The Company entered into a Third Amendment to the Chambers Credit Agreement on March 30, 2015 to waive the Collateral Coverage Ratio and Maximum Consolidated Net Leverage Ratio for the first quarter of 2015 and to make limited modifications for ratios in subsequent periods. In July 2015, Chambers amended the Chambers Credit Agreement to permit the Company to be issued non-voting equity interests in Merced Black Ridge, LLC. On August 10, 2015, the Company entered into a Limited Waiver and Fourth Amendment to the Chambers Credit Agreement to waive the Company's failure to comply with the Collateral Coverage Ratio, Consolidated Net Leverage Ratio, and Consolidated Current Ratio for the quarter ended June 30, 2015.

Chambers declined to provide any further covenant relief for the third quarter of 2015, but did offer to provide additional liquidity to the Company that would have permitted the Company to maintain compliance with covenants. This additional financing would have required further negotiations with Cadence. The Company declined the additional cash availability from Chambers on the Chambers Credit Agreement based on the view that incremental borrowing from Chambers would cause cash flow issues for the Company and result in a drop in the borrowing base of the Company. Instead of accepting additional cash availability from Chambers the Company elected to unwind hedges in order to maintain covenant compliance for the third quarter of 2015.

Oil Industry Performance

Since the middle of 2014, the oil industry has experienced a steep decline in the price per barrel of oil. As shown in the chart below, oil prices have declined from over $100.00 per barrel for WTI spot price in June 2014 to prices below $60.00 per barrel for most of 2015 with prices further dropping to below $30.00 per barrel in 2016.



West Texas Intermediate (WTI) Spot Price Dollars per Barrel

Since early November 2015, WTI oil prices for the 2016 calendar strip have dropped from nearly $52.00 per barrel to recently trade below $30.00 per barrel. A price drop of this magnitude would have a $7 million negative impact on our 2016 operating income. The low commodity price environment also has a material negative impact to the value of the Company's collateral as determined in certain financial covenants related to our Credit Facilities. As a result, the Company was out of compliance with its collateral coverage ratio as of December 31, 2015 ~~and anticipates that it could not meet such covenant for future quarterly reporting periods~~. The Company continues to be out of compliance with the collateral coverage ratio as of March 31, 2016 and the current ratio covenant as defined by the Chambers Credit Agreement as of March 31, 2016. Additionally, the audit report the Company received with respect to its financial statements as of December 31, 2015 contains an explanatory paragraph expressing uncertainty as to the Company's ability to continue as a going concern, the delivery of which constitute default under both its Senior Credit Facility and Subordinated Credit Facility. As such the Company is in default on both the Senior Credit Facility and the Subordinated Credit Facility.

On April 22, 2016, the Company received a notice of deficiency related to its Senior Credit Facility. The borrowing base for the Senior Credit Facility was re-determined to be $19 million, effective May 1, 2016. As a result pursuant to the terms of the Senior Credit Facility, the Company must make a lump sum payment of the amount of the current balance of the Senior Credit Facility, which was $29.4 million as of May 1, 2016, in excess of the re-determined borrowing base, or $10.4 million, within 90 days of the notice, or make six or fewer consecutive installments on a monthly basis in an amount equal to one-sixth of the amount in excess of the borrowing base beginning 30 days from the notice. Unless the BRHC Transaction closes, the Company has no present ability to make such payments. The additional capital contribution that Chambers will make to BRHC as of the closing of the BRHC Transaction will permit BRHC to repay Cadence in part so that the outstanding balance BRHC will owe to Cadence will be under the borrowing base.

~~The Company's borrowing base with Cadence was last redetermined in October 2015. Since that time the Macquarie Energy Lender Price Survey for WTI has declined 27%. While Cadence has its own price deck and borrowing base redetermination methods and the Company's borrowing base has not yet been redetermined, the Company anticipates a significant reduction in the borrowing base on the next redetermination date which is scheduled to occur after the year-end financial information is available. Any reduction in the value of the Company's collateral that lowers the borrowing base below the Company's outstanding balance of $28,800,000 on the Cadence Credit Facility would~~

23

~~require a cash repayment by the Company which the Company would not be able to make if the BRHC Transaction is not completed.~~ The additional capital contribution that Chambers will make to BRHC as of the closing of the BRHC Transaction will permit BRHC to repay Cadence in part so that the outstanding balance BRHC will owe to Cadence will be under the borrowing base.

Relationship and Process with Chambers

Throughout the low commodity price environment, the Company has been working with Chambers regarding potential acquisitions and evaluating the Company's portfolio and investment in assets. The Company has sought a longer term covenant relief plan, but, given the low commodity price environment, Chambers limited such covenant relief to quarterly waivers and modest covenant waivers in the first and second quarters of 2015.

In the third quarter of 2015, the Company monetized approximately $6 million of hedges in coordination with its senior lender, Cadence, to meet the Company's liquidity needs and satisfy third quarter compliance. The Company included the realized gains from the hedge monetization in its EBITDA calculations for the third quarter of 2015 and, therefore, the Company was in compliance with its financial covenants. Following the release of third quarter 2015 results in mid-November 2015, Chambers informed the Company it disagreed with the Company's calculation of EBITDA for leverage covenant calculations, but did not declare a formal event of default.

Chambers and the Company began discussions regarding a potential modification of the indebtedness and terms for the BRHC Transaction given that the Company anticipated that it would not be in compliance with its financial covenants for the fourth quarter of 2015. Specifically, on December 21, 2015, the Company's CEO, one of the Company's board members, and Lyle Berman, acting as a financial consultant to the Company, met with Chambers to discuss the terms of the potential BRHC Transaction. The Company's management team and directors pressed for a larger equity stake for the Company's shareholders in BRHC and for anti-dilution protection for the Company's Series A Units interest in BRHC. The Company's representatives achieved the larger equity stake but not the anti-dilution protection. The Company's management team and directors also negotiated for the Series B Units in BRHC to be granted to the Company instead of individual management team members in order for the Company's shareholders to share the benefits of the Class B Units. The Company's management team and directors also negotiated with Chambers the amount and terms of the Management Services Agreement in order to provide the Company with adequate cash to continue its management operations and provide potential additional value to the Company's shareholders by providing management services to other industry partners.

Alternatives Considered

In addition to the continuing discussions with Chambers over the last few months regarding the BRHC Transaction, the Board and the Company's management team considered and explored the following alternatives:

Equity – The Board and the Company's management team evaluated and met with strategic investors to consider raising capital by issuing preferred equity. The strategic investors determined that the Company's valuation did not support an adequate capital raise that would have permitted repayment of the full amount of the Chambers financing and provide the Company with sufficient operating and investment capital. The strategic investor chose not to proceed with any transaction with the Company. The Company engaged investment banks to discuss raising additional capital from existing shareholders as well as new investors, but this alternative similarly failed to provide adequate cash proceeds given the valuation of the Company's assets in the low commodity price environment. The

24

Company also considered raising capital by issuing common equity, but this method was not viable for similar reasons. Based on the fact that the potential additional equity financing was insufficient to repay the outstanding debt financing and the low likelihood of being able to close on such equity financing, the Board and the Company's management team determined not to proceed with this alternative as of the fourth quarter of 2015.

Refinancing – In November 2015, the Board also considered engaging investment bankers and brokers to assist with refinancing its debt. The investment banks engaged by the Company did not see any opportunities to refinance the Company's debt. In early December 2015, a broker presented the Board with a term sheet, which was not a commitment or supported by a financing source and required the Company to raise several million in equity or subordinated capital as a closing condition. Based on the management team's due diligence, the broker had shown limited success in raising capital (the broker had not closed any refinancing transactions in 2015) and was asking for a significant upfront fee. Ultimately, the Board determined there was a very low probability of being able to complete any refinancing given the oil industry prices at the time and the value of the Company's assets in comparison to the amount of funds needed to repay Cadence and Chambers. In addition, the WTI strip pricing for a barrel of oil recently is approximately the same as the date the refinancing term sheet was received and prices in the interim have been as much as 34% lower, which makes it further unlikely that the refinancing would have successfully closed.

Business Combinations - The Company's management team and Board also explored business combinations with strategic and financial investors in the industry. In the fourth quarter of 2015 and early 2016, the Company had exploratory conversations with three potential entities that are active in the oil and gas industry regarding potential business combinations. Each entity however either passed on the opportunity to enter into a transaction with the Company, offered proposals that would have resulted in lower recovery to the Company's shareholders and creditors than the BRHC Transaction, or declined to engage in significant discussions. As a result of the response from the parties regarding any potential transaction, the Board and the Company's management team determined that a business combination was less favorable than the proposed BRHC Transaction.

Asset Sales – The Board and the Company's management team also explored sales of some of the Company's properties and producing wells. When the Company marketed certain of its properties in early 2015, it did not receive any interested buyers at an acceptable price. The Board determined that given the further price decline in oil that there would be even less interest at an acceptable price for marketing certain of the Company's properties and that a sale of all of the Company's properties was likely to be inadequate to repay all of the Company's outstanding indebtedness, and as a result would result in an outcome that was less favorable to the Company's shareholders than the proposed BRHC Transaction.

Bankruptcy – In November and December 2015, the Board and the Company's management team also examined whether filing bankruptcy would provide additional protection to the Company and allow it to present a restructuring plan that would be supported by the Company's creditors. After evaluating this option and further negotiations with Cadence and Chambers, the Company determined that given the role that Cadence and Chambers would have in any bankruptcy proceeding that the negotiation of the BRHC Transaction was likely to be more beneficial to the Company's shareholders. The Board believed that any bankruptcy filing would likely result in no remaining equity value for the Company's shareholders. Accordingly, in late December 2015 the Company began negotiating with Chambers on the BRHC Transaction and did not further pursue a potential bankruptcy filing. The Board also understood that if the Company could not agree to terms with Chambers that Cadence and Chambers

25

were likely to initiate foreclosure or bankruptcy proceedings which would result in no value to the Company's shareholders.

The Board ultimately concluded that the BRHC Transaction was the best course of action with the highest likelihood for execution and equity recovery. In the Board's judgment, none of the other alternatives would result in sufficient proceeds to repay the outstanding credit facility balances and result in any return to the Company's stockholders. The Board determined that the BRHC Transaction represented the only viable option for any potential return to the Company's stockholders. Throughout 2015 and the first part of 2016, the Board discussed these alternatives in depth and met multiple times. As discussed above the Board and the Company's management team negotiated the terms of the BRHC Transaction over several months beginning in December 2015, with final terms and documentation agreed to amongst the Company and Chambers in March 2016.

Transaction Approval Process

~~As these negotiations were ongoing~~On December 21, 2015, the Company's CEO, one of the Company's board members, and Lyle Berman, acting as a financial consultant to the Company, met with Chambers to discuss the terms of the potential BRHC Transaction and negotiate a term sheet. As part of the negotiations, Chambers required assurances that the BRHC Transaction would receive necessary approvals, including support from the Company's stockholders holding a majority of the outstanding shares of the Company. Toward that end, Mr. Bradley Berman and Mr. Lyle Berman, the Company's two largest shareholders, along with Mr. Ken DeCubellis, in their capacity as shareholders on their own volition and not at the request of the Company reached out to certain long-standing stockholders of the Company once Chambers presented an agreed upon term sheet in December 2015 to advise ~~them~~the stockholders regarding the status of negotiations and terms of the BRHC Transaction and that consents to the BRHC Transaction by these shareholders would be sought once the agreements were finalized and approved by the Board. At the request of the stockholders, some of the stockholders were presented with a summary of the terms of the BRHC Transaction in early February so they could consider whether to support the BRHC Transaction when final terms were reached. This group of stockholders was also regularly advised by Mr. Bradley Berman, Mr. Lyle Berman and Mr. DeCubellis regarding the status of the BRHC Transaction and the anticipated timing of when the formal written consent would be needed. In addition, the Board was periodically advised by Messrs. Berman and Mr. DeCubellis regarding the conversations with the stockholders and the likelihood that the stockholders would consent to the terms of the BRHC Transaction.

The Board met on March 3, 2016 to review draft agreements of the BRHC Transaction and discuss a few open points related to the Management Agreement. The open points regarding the Management Agreement were resolved between the Company and Chambers on March 17, 2016. The BRHC Transaction was approved by the Board on March 20, 2016.

Mr. Bradley Berman participated in the meetings held by the Board related to the BRHC Transaction and voted in favor of the BRHC Transaction. Mr. Lyle Berman was also in attendance at the meetings in which the BRHC Transaction was discussed as a consultant to the Company. Mr. Lyle Berman is not a director of the Company and did not vote on the BRHC Transaction as a director of the Company. No disproportionate benefit or special consideration will be received by either Mr. Bradley Berman or Mr. Lyle Berman in connection with the BRHC Transaction and no conflict of interests existed.

The Board believes the BRHC Transaction will permit the stockholders of the Company to preserve potential for some recovery if commodity prices recover. The BRHC Transaction also allows the management team that the Company has assembled with significant non-operator experience in the

26

Bakken to continue managing the Company's assets on behalf of BRHC and Merced Black Ridge, LLC as well as other potential joint ventures, which provides additional potential for shareholder value in the future.

After the Board approved the BRHC Transaction, Mr. Bradley Berman and Mr. Lyle Berman, along with Mr. Ken DeCubellis, in their capacity as shareholders on their own volition and not at the request of the Company contacted certain long-standing stockholders of the Company regarding the BRHC Transaction. On so that they could provide written consents approving the BRHC Transaction. Mr. Bradley Berman, Mr. Lyle Berman and Mr. DeCubellis communicated with the small group of stockholders that were needed to obtain the consent of a majority of the outstanding shares by multiple emails and phone calls during this time period. By March 29, 2016, the Company had received the consent of stockholders holding an aggregate of 25,576,086 shares of our Common Stock, representing 53.3% of our outstanding shares of Common Stock executed and delivered the written consentrelated to the BRHC Transaction.

Material Terms to the BRHC Transaction

- The Company will contribute the Assets and assign its Assigned Debt and current liabilities related to the Assets to BRHC in exchange for 5% of the Class A Units in BRHC.

- BRHC will issue a number of Class A Units to the Chambers Affiliates representing 95% of the Class A Units of BRHC in exchange for the release of the Company's obligations under the Chambers Credit Facility and for the cancellation of the Warrants. The remaining 5% Class A Unit Membership Interest will continue to be owned by the Company and will have a contribution value implied by the Chambers Loan Conversion Amount. Upon the closing of the BRHC Transaction, the Asset Contribution and the satisfaction of debt under the Chambers Contribution Agreement will be effective April 1, 2016.

- Chambers will commit to contribute up to $30 million in cash to BRHC in exchange for Class A Units. At Closing, Chambers shall fund $10 million (or such additional amount as agreed to between Chambers and Cadence) of the Chambers Investment Commitment, the proceeds of which shall be used to reduce outstanding amounts owed by BRHC to Cadence under the Cadence Credit Facility and for general corporate purposes. The remaining amount of up to $20 million, subject to certain conditions, may be called from time to time during the Investment Period by the BRHC Board. The Initial Chambers Investment and any Subsequent Chambers Investment shall serve to proportionately reduce the Company's Class A Units percentage ownership in BRHC.

- The investment period shall be the lesser of three years or such time as the entire Chambers Investment Commitment has been called by the BRHC Board (the "Investment Period"). Any portion of Chambers Investment Commitment not called by the BRHC Board prior to the expiration of the Investment Period will be cancelled. In no event will Chambers be required to make any additional capital contribution in an amount in excess of its undrawn commitment.

- The Class A preference, at any time, shall equal (i) the funded portion of Chambers Investment Commitment, plus (ii) the Chambers Loan Conversion Amount, plus (iii) the BROG Contribution Amount, plus (iv) an amount necessary to produce a 10.0%

internal rate of return on the amounts in (i), (ii) and (iii) above. The 10.0% internal rate of return will be calculated from Closing in the case of the Initial Chambers Investment, the Chambers Loan Conversion Amount, and the BROG Contribution Amount or the date of each respective subsequent investment made after Closing, in the case of each Subsequent Chambers Investment (in aggregate, the "Total Class A Preference").

- All distributions by BRHC of cash or other property, and whether upon liquidation or otherwise, will be made as follows:

  o First, 100% to the Class A Members, pro rata, until each Class A Member has received distributions in aggregate totaling the then Class A Preference.

  o Second, 90% to the Class A Members, pro rata, and 10% to the Class B Members, pro rata, until such time as the aggregate distributions to Chambers equals 250% of the capital contribution of its Class A Units.

  o Third, 80% to the Class A Members, pro rata, and 20% to the Class B Members, pro rata.

- BRHC will be managed by the BRHC Board, which will be responsible for the conduct of the day-to-day business of BRHC and the management, oversight and disposition of the assets of BRHC. The initial board will be comprised of three managers, consisting of two managers appointed by Chambers and one manager from the Company.

- Approval of a majority in number of the persons serving on the BRHC Board will be required for all material decisions, actions or elections to be made or taken by BRHC, including, but not limited to:

  o make any capital call;

  o create, incur, refinance or guarantee any indebtedness;

  o authorize, issue, offer or sell any debt securities or additional equity securities;

  o enter into any merger or consolidation with or into another person;

  o issue any Class B Units to any eligible recipient in accordance with Section 3.2(d) of the BRHC LLC Agreement

  o approve any monetization event, except in connection with the exercise by Chambers of its right to cause a Company Sale (as defined in the BRHC LLC Agreement) or Approved IPO Sale (as defined in the BRHC LLC Agreement) in accordance with Section 9.3 of the BRHC LLC Agreement

  o effect the sale or disposition of any material properties or assets of BRHC, except in connection with the exercise by Chambers of its right to cause a company sale or Approved IPO Sale (as defined in the BRHC LLC Agreement) in accordance with Section 9.3 of the BRHC LLC Agreement;

- appoint or remove any executive officer of BRHC or any other employee or hire any person on a basis other than "at will" or terminate any such person employed on a basis other than "at will";

- approve an annual budget (including any quarterly updates thereto) or amend or modify it in any material respect, or approve any cost overrun items, in each case except that BRHC may make additional capital expenditures to the extent necessary to preserve property from sudden and catastrophic loss and to preserve life and property in the event of any blow-out, fire, explosion, loss of circulation, loss of pipe or other equipment in the hole, environmental incident or other extraordinary, unusual or unexpected event;

- select, engage or dismiss BRHC's independent certified public accountants, independent petroleum engineers and other external consultants or advisors;

- commence the liquidation and dissolution of BRHC in accordance with Article X of the BRHC LLC Agreement or a voluntary bankruptcy by BRHC, or consent to the appointment of a receiver, liquidator, assignee, custodian, or trustee for the purpose of winding up the affairs of BRHC;

- enter into, modify, amend, change or terminate any material contract or commitment (including all hedging and derivative contracts or any marketing contracts);

- guarantee the performance of any non-financing contract or other obligation of any person;

- make loans or other advances of credit to, or invest in the securities of, any other person;

- mortgage, pledge, assign in trust or otherwise encumber any property or assets of BRHC or any of its wholly-owned subsidiaries, or assign any monies owed or to be owed to BRHC or any of its wholly-owned subsidiaries, except for customary liens granted in the ordinary course of business;

- make any distributions other than distributions made pursuant to paragraph 1.02 of Exhibit 5.1 of the BRHC LLC Agreement;

- except as contemplated by the BRHC LLC Agreement or any grant letter, redeem, repurchase or otherwise acquire any equity securities;

- compromise or settle any lawsuit, administrative matter or other dispute;

- cause BRHC to engage in a public offering of its debt securities or equity securities, except in connection with the exercise by Chambers of its right to cause an Approved IPO (as defined in the BRHC LLC Agreement) in accordance with Section 9.3 of the BRHC LLC Agreement;

- admit any Member (except as permitted by Article IX of the BRHC LLC Agreement)

- cause the conversion of BRHC into any form of business organization other than a limited liability company, except in connection with the exercise by Chambers of its right to cause a company sale or Approved IPO in accordance with Section 9.3 of the BRHC LLC Agreement

- subject to Section 9.3 of the BRHC LLC Agreement, make an acquisition or disposition (including any farm-out and farm-in transactions);

- subject to Section 12.2 of the BRHC LLC Agreement, on behalf of BRHC amend, modify or change the BRHC LLC Agreement, the certificate or any grant letter;

- extend the investment period;

- form or create any subsidiaries;

- change or restrict the principal line of business of BRHC and its subsidiaries (taken as a whole), or change or participate in any activity inconsistent with the BRHC's purposes set forth in Section 1.3 of the BRHC LLC Agreement;

- adopt any voluntary change in tax classification for federal income tax purposes of BRHC LLC Agreement or any of its subsidiaries;

- enter into (A) any commodity hedging transaction, other than pursuant to a hedging program approved by the Board of Managers, or (B) any other type of financial hedge (exclusive of a hedge contemplated under the defined term "Commodity Hedging Transaction" in the BRHC LLC Agreement), such as an interest rate swap; or

- enter into any agreement or otherwise commit to do any of the foregoing.

- BRHC will make distributions to its Members on a quarterly basis in an amount sufficient to permit the Members to satisfy their tax obligations (assuming that each Member is subject to tax at certain agreed upon rates and that losses previously generated by BRHC first offset income generated by BRHC) in respect of estimated allocations of income during to the applicable quarter. Any such distributions will be taken into account in making subsequent distributions to the Members.

- Except for certain permitted transfers, BRHC Members may not sell, assign or transfer any interest in BRHC without the prior written consent of the BRHC Board. Members will be entitled to customary preemptive rights and tag along/drag along rights. A Member may not withdraw from BRHC without the consent of the BRHC Board.

- In the event Chambers proposes to sell all or substantially all of its Class A Units to any unaffiliated third party, Chambers shall have the right to cause all other holders of membership interests in BRHC to sell in such sale.

- In the event Chambers proposes to sell twenty-five percent (25%) or more of its Class A Units to any unaffiliated third party and does not exercise its drag-along rights

30

provided above, each other holder of membership interests in BRHC shall have the right to participate in such sale.

- The operations of the BRHC's properties and the financial and administrative function of BRHC will be managed by the Company pursuant to a management services agreement (the "Management Services Agreement"), a copy of which is included in the Annex to this Information Statement. Under the Management Services Agreement, the Company will, subject to certain exceptions, receive an annual management fee from BRHC in the amount of up to $2 million, but no less than $1 million, which shall be paid in equal installments on a quarterly basis. The Company will be subject to reasonable and customary provisions with BRHC regarding the ownership and confidentiality of BRHC data and other proprietary information. The Management Services Agreement will provide termination provisions upon reasonable notice for both the BRHC and the Company as well as upon a change of control, provided that if the Management Services Agreement is terminated prior to January 1, 2017, BRHC shall, if a positive number, pay the Company a termination fee equal to (A) $2,000,000 multiplied by a fraction, the numerator of which is the number of days remaining in the 2016 calendar year from and after the effective date of the Management Services Agreement, as adjusted to reflect a 360-day year, and the denominator of which is 360, less (B) the amount paid by BRHC to Company for management services under the Management Services Agreement prior to the date of termination. Under the Management Services Agreement BRHC will have a co-invest right on any transactions that the Company locates, facilitates or manages for a third-party, including the right to exercise and fulfill any option the Company has to participate as a co-investor.

- At the discretion of the BRHC Board, the Company will be granted Class B Units in BRHC, and in turn, the Company may transfer such Class B Units to certain members of the Company's management will be granted Class B Units. Subject to certain conditions, the Class B Units are profits interests that will entitle the holders to participate in any future distributions of BRHC after distributions equal to the capital contributions and preferred return have been made to the holders of Class A Units of BRHC.

- The directors and executive officers of the Company will remain unchanged.

- Conditions to the Consummation of the BRHC Transaction:

  The BRHC Transaction is subject to the Company having assigned the Cadence Credit Agreement to BRHC and Cadence shall have consented to such assignment, and BRHC and Cadence shall have entered into any applicable amendment agreements related to such assignment and waiver of financial covenant ratio compliance for the quarter ended December 31, 2015 and quarter ending March 31, 2016.

  The BRHC Transaction is subject to the Company having assigned the hedging agreements, by and between the Company and BP Energy Company ("BP") to BRHC, and BP must consent to such assignment.

Parties to the BRHC Transaction

13313688.2613313688.27

The Company

We are an oil and natural gas exploration and production company. Our crude oil and natural gas properties are located in the Bakken and Three Forks trends in North Dakota and Montana.

Chambers Energy Management, LP

Chambers Energy Management, LP is a Texas limited partnership, based in Houston. Chambers is an investment firm focused on opportunistic credit investments in the energy industry. Chambers is located at 600 Travis Street, Suite 4700 Houston, Texas 77002. The Company, as borrower, entered into a Second Lien Credit Agreement dated August 8, 2013 and amendments thereto dated December 13, 2013, March 24, 2014, April 21, 2014, September 11, 2014, and March 30, 2015 with Chambers, as administrative agent, and the several other lenders named therein.

Black Ridge Holding Company, LLC

Black Ridge Holding Company, LLC ("BRHC") is a Delaware limited liability company. BRHC will focus on oil and natural gas exploration and production and will be managed by the Company pursuant to a management agreement. BRHC is located at 10275 Wayzata Boulevard, Suite 100, Minnetonka MN 55305.

Potential Disadvantages of the BRHC Transaction

The Board believes that the BRHC Transaction is in the best interests of the Company's stockholders. The BRHC Transaction, however, has potential disadvantages as Chambers will have control of BRHC following the BRHC Transaction and the Company will be subject to decisions that Chambers makes regarding the operation of BRHC, including any sale of assets of BRHC. In addition, the Company's interests in BRHC may also be substantially diluted as a result of additional capital that Chambers contributes to BRHC and transactions that Chambers may approve for BRHC to enter into in the future. The BRHC Transaction also limits the Company's ability to take advantage of any recovery of commodity prices and the value of the Class A Units may potentially fall further should the assets underperform and/or commodity prices continue to fall. In addition, the Company will continue to have certain fixed overhead costs as a public reporting company. While the Company has negotiated for an early termination fee as described above (see "BACKGROUND, MECHANICS AND REASONS FOR THE CONSUMMATION OF THE BRHC TRANSACTION—Material Terms to the BRHC Transaction"), BRHC may terminate the Management Services Agreement upon reasonable notice which will leave the Company with limited operating cash for its day-to-day business. Additionally, if BRHC provides written notice to the Company prior to January 1, 2017 of BRHC's intent to terminate the Management Services Agreement subsequent to December 31, 2016, BRHC will not be required to pay the Company any fees other than the pro rata portion of the Annual Fee (as defined in the Management Services Agreement) that the Company would otherwise be entitled to receive prior to the termination of the Management Services Agreement.

Accounting Consequences

We believe that there will be a significant gain resulting from the BRHC Transaction. The book value of the debt the Company is assigning to BRHC will be in excess of the book value of the assets and working capital the Company is contributing to BRHC commensurate with the BRHC Transaction. Additionally, the value of the Company's interest in BRHC after the contributions of debt relief and cash to BRHC by Chambers should result in a positive investment balance.

Regulatory Approval

To our knowledge, the only required regulatory or governmental approval or filings necessary in connection with the consummation of the BRHC Transaction would be the necessary securities filings with the SEC. The transaction is subject to the absence of any action commenced before any governmental authority challenging the transaction. No filings are required to be made under the Hart-Scott-Rodino Act in connection with the transaction.

Dissenters' Rights of Appraisal

The Nevada Revised Statutes do not provide for appraisal rights in asset sales transactions unless a corporation's certificate of incorporation expressly provides for those rights. Our Amended and Restated Articles of Incorporation do not provide for appraisal rights under these circumstances.

Report, Opinion or Appraisal

No report, opinion or appraisal from a third party was requested by our Company with regard to the BRHC Transaction. In view of the high cost of obtaining such a report, opinion or appraisal from an outside party and the limited resources of our Company, the members of the Board considered it appropriate to analyze the Company's financial condition and future prospects and reach the determination that the consideration offered was fair on the basis of management's production of financial data and the experience and background of such members of the Board.

Certain U.S. Federal Income Tax Consequences

The Company expects to recognize a net taxable gain on the transaction as the value of the Class A Units received will be greater than the adjusted tax basis of the assets contributed to BRHC. The Company has a NOL carryforward that will be sufficient to offset any taxable gain from this transaction and, therefore, the transaction should not result in any regular income tax. However, the Company estimates it may have an AMT liability as a result of this transaction due to limitations on the amount of NOL that can be utilized for AMT purposes. The Company estimates the AMT tax liability will be less than $20,000. The Company will retain any remaining federal net operating losses which may be utilized to offset future taxable income for federal and state income tax purposes.

THE FOREGOING SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT A TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE BRHC TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS AND CHANGES IN APPLICABLE TAX LAWS.

RISK FACTORS

Risks Related to the BRHC Transaction

If we fail to complete the BRHC Transaction, the Company's business may be harmed.

The Company cannot guarantee that the BRHC Transaction will be completed. Following the Company's public announcement of the BRHC Transaction, third parties may be unwilling to enter into material agreements with the Company. Landowners may prefer to enter into sale agreements with the Company's competitors because they perceive that the relationships are likely to be more stable. If the Company fails to complete the BRHC Transaction, the failure to maintain existing relationships or enter into new relationships may adversely affect the Company's business, results of operations and financial condition.

The Company will incur significant expenses in connection with the BRHC Transaction.

The Company expects to pay legal fees, accounting fees and costs related to the distribution of this Information Statement whether the BRHC Transaction closes or not. Any significant expenses or payment obligations incurred by the Company in connection with the BRHC Transaction could adversely affect its financial condition and cash position.

If the BRHC Transaction disrupts the operations of the Company's business and prevents the Company from realizing intended benefits, the business may be harmed.

The BRHC Transaction may disrupt the Company's business and prevent it from realizing intended benefits as a result of a number of obstacles, such as: (i) the loss of key employees; (ii) the failure to adjust or implement its business strategies; (iii) additional expenditures required to facilitate the BRHC Transaction; and (iv) the diversion of management's attention from the Company's day-to-day operations.

Risks Related to the Business after the BRHC Transaction

The Company will have limited assets to generate cash to pay general and administrative expenses.

Following the closing of the BRHC Transaction, our assets will consist solely of our 5% Class A Unit Membership Interest in BRHC and our interest in Merced Black Ridge, LLC. We will be reliant on the fees under our Management Services Agreement with BRHC and our management agreement with Merced Black Ridge, LLC in order to generate revenues until there are distributions related to such interests. We will continue to have general and administrative expenses to remain a public company.

Chambers may not provide additional funding to BRHC and any additional funding will reduce the Company's Class A Units percentage ownership.

Chambers has committed $30 million of additional financing, of which $10 million (or such additional amount as agreed to between Chambers and Cadence) will be invested at closing, that may be called by the BRHC Board subject to certain conditions. Capital calls may only be done with the approval of the BRHC Board. Chambers will control the BRHC Board. Any additional investment by Chambers shall serve to proportionately reduce the Company's Class A Units percentage ownership in BRHC.

34

Chambers will control BRHC and may engage in a sale of the interests in BRHC that will require the Company to sell all of its interests and the stockholders of the Company will have no right to consent to such sale.

Under the BRHC LLC Agreement, if Chambers sells all or substantially all of it is interests in BRHC, then Chambers can require the at the Company sell its interests in BRHC. As a condition though of the BRHC Transaction, Chambers requires that the Board be permitted to dispose of the Class A Units and Class B Units in BRHC without any subsequent consent of the Company's stockholders. Nevada law permits a corporation to sell, lease or exchange all of its property and assets with only approval by the Company's Board. As such, the Company may sell, lease or exchange all or substantially all of its assets (including its Class A Units and Class B Units in BRHC) without the consent of the Company's stockholders, upon approval by the Board.

The Company may become subject to the requirements of the Investment Company Act of 1940, which would limit the Company's business operations and require the Company to spend significant resources to comply with such act.

The Investment Company Act of 1940 (the "Investment Company Act") defines an "investment company" as an issuer that is engaged in the business of investing, reinvesting, owning, holding or trading in securities and owns investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the federal government. Because the value of our interest in BRHC will exceed 40 percent of our unconsolidated assets, excluding cash and government securities, we may meet this threshold definition of investment company. However, the Investment Company Act also excludes from this definition any person substantially all of whose business consists of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein, or certificates of interest or participation relating to such mineral royalties or leases. We believe that we may satisfy this oil and gas company exception to the definition of investment company after consummation of the BRHC Transaction. If our reliance on the oil and gas company exclusion from the definition of investment company is misplaced, we may be in violation of the Investment Company Act, the consequences of which can be significant. For example, investment companies that fail to register under the Investment Company Act are prohibited from conducting business in interstate commerce, which includes selling securities or entering into other contracts in interstate commerce. Section 47(b) of the Investment Company Act provides that a contract made, or whose performance involves, a violation of the Investment Company Act is unenforceable by either party unless a court finds that enforcement would produce a more equitable result than non-enforcement. Similarly, a court may not deny rescission to any party seeking to rescind a contract that violates the Investment Company Act, unless the court finds that denial of rescission would produce more equitable result than granting rescission.

If in the future the nature of our business changes such that the oil and gas company exception to the threshold definition of investment company is not available to us or if we are unable to rely on the oil and gas company exception because our interest in oil and gas interests is indirect through our ownership in BRHC, we may be deemed to be an investment company under the Investment Company Act. However, Rule 3a-2 of the Investment Company Act provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer's business activities and an appropriate resolution of the issuer's board of directors, within one year from the commencement of the earlier of (1) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer's total assets on either a consolidated or unconsolidated basis, or (2) the date on which an issuer owns or proposes to acquire investment securities (as defined in section 3(a) of the Act) having a value

35

exceeding 40% of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. If the Company becomes an inadvertent investment company, and fails to meet the requirements of the transient investment company exemption under Rule 3a-2 of the Investment Company Act, then we will be required to register as an investment company with the SEC.

The ramifications of becoming an investment company, both in terms of the restrictions it would have on our company and the cost of compliance, would be significant. For example, in addition to expenses related to initially registering as an investment company, the Investment Company Act also imposes various restrictions with regard to our ability to enter into affiliated transactions, the diversification of our assets and our ability to borrow money. If we became subject to the Investment Company Act at some point in the future, our ability to continue pursuing our business plan would be severely limited.

36

36

STATEMENT OF ADDITIONAL INFORMATION

The following filings are incorporated herein by reference:

- The Company's Annual Report on Form 10-K for the year ended December 31, 2015
- The Company's Quarterly Report on Form 10-Q for the period ended March 31, 2016
- Form 8-K filed by the Company on March 30, 2016

The Company will provide without charge to any stockholder upon written request, a copy of the Company's Annual Report on Form 10-K, including financial statements and schedules thereto for the fiscal year ended December 31, 2015, as filed with the SEC (without exhibits). All such requests should be delivered to James Moe, 10275 Wayzata Blvd. Suite 100, Minnetonka, Minnesota 55305. Copies of exhibits will be provided upon written request and payment of a reasonable fee to cover the costs of reproduction and mailing.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. You may obtain such SEC filings from the SEC's website at http://www.sec.gov. You can also read and copy these materials at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements are derived from our historical financial statements and give effect to the BRHC Transaction.

The unaudited pro forma condensed balance sheet as of March 31, 2016 is based on the unaudited balance sheet of the Company as of March 31, 2016 and gives effect to the BRHC Transaction as if the transaction had occurred on March 31, 2016. The unaudited pro forma balance sheets as of December 31, 2015,and 2014 and 2013 are based on the audited balance sheets as of December 31, 2015, and 2014 and 2013, respectively and give effect to the BRHC Transaction as if the BRHC Transaction had occurred on those dates.

The unaudited pro forma condensed statement of operations for the three months ended March 31, 2016 is based on the unaudited statement of operations of the Company for the three months ended March 31, 2016. The unaudited pro forma statements of operations for the years ended December 31, 2015,and 2014 and 2013 are based on the audited statement of operations of the Company for the years ended December 31, 2015, and 2014 and 2013, respectively. The unaudited pro forma condensed statements of operations for the three months ended March 31, 2016 and the years ended December 31, 2015, and 2014 and 2013 include pro forma adjustments to give effect to the BRHC Transaction as if it had occurred at the beginning of those periods.

The unaudited pro forma condensed consolidated financial statements do not reflect adjustments for projected gains on extinguishment of debts associated with the BRHC Transaction.

The pro forma adjustments reflecting the BRHC Transaction include the use of estimates and assumptions as described in the related notes. The pro forma adjustments are based on information available to management at the time these unaudited pro forma condensed financial statements were prepared. The Company believes the estimates and assumptions used are reasonable and the significant effects of the BRHC Transaction are properly reflected. However, the estimates and assumptions are subject to change as additional information becomes available. The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the BRHC Transaction. Additionally, the unaudited pro forma condensed statements of operations exclude the impact of non-recurring expenses the Company has incurred or will incur as a result of the BRHC Transaction, primarily non-capitalizable legal fees.

The unaudited pro forma condensed financial information is for informational purposes only and is not intended to represent or to be indicative of the results that actually would have occurred had the BRHC Transaction described above been completed as of the dates set forth in this unaudited pro forma condensed financial information and should not be taken as indicative of the Company's future results of operations. Actual results may differ significantly from that reflected in the unaudited pro forma condensed financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma condensed financial information and actual results. The unaudited pro forma financial information should be read in conjunction with the accompanying footnotes, the Company's ~~Annual Report~~Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and Annual Reports on Form 10-K for the years ended December 31, 2015,~~,~~and 2014 ~~and 2013~~ and other information that the Company has filed with the Securities and Exchange Commission.

BLACK RIDGE OIL & GAS, INC.
PRO FORMA CONDENSED BALANCE SHEET
AS OF MARCH 31, 2016
(Unaudited)

✱ New Pro formas ✱ for March 31 info

	Historical Black Ridge Oil & Gas, Inc.	Pro Forma Pro Forma Adjustments (Note 2)	Black Ridge Oil & Gas, Inc.
ASSETS			
Current assets:			
Assets held for sale	6,682,084	(6,682,084) (a)	-
Total current assets	6,682,084	(6,682,084)	-
Property and equipment:			
Property and equipmeny	139,004	-	139,004
Less, accumulated depreciation, amortization, depletion and allowance for impairment	(101,742)	-	(101,742)
Total property and equipment, net	37,262	-	37,262
Assets held for sale, long term	25,479,212	(25,479,212) (a)	-
Investments	-	184,817 (b)	184,817
Total assets	$ 32,198,558	$ (31,976,479)	$ 222,079
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Liabilities held for sale	69,913,486	(69,913,486) (a)	-
Total current liabilities	69,913,486	(69,913,486)	-
Liabilities held for sale, long term	416,530	(416,530) (a)	-
Deferred tax liability	-	-	-
Total liabilities	70,330,016	(70,330,016)	-
Stockholders' equity:			
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $0.001 par value, 500,000,000 shares authorized, 47,979,990 shares issued and outstanding	47,980	-	47,980
Additional paid-in capital	34,433,238	-	34,433,238
Retained earnings (accumulated deficit)	(72,612,676)	38,353,537 (c)	(34,259,139)
Total stockholders' equity	(38,131,458)	38,353,537	222,079
Total liabilities and stockholders' equity	$ 32,198,558	$ (31,976,479)	$ 222,079

The accompanying notes are an integral part of these financial statements.

BLACK RIDGE OIL & GAS, INC.
PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
(Unaudited)

	Historical	Pro Forma		
			Three Months Ended March 31, 2016	
	Black Ridge Oil & Gas, Inc.	Pro Forma Adjustments	Management Fee and Joint Venture	Black Ridge Oil & Gas, Inc.
		(Note 3)		
Oil and gas sales	$ 2,662,555	$ (2,662,555) (a)	$ -	$ -
Gain (loss) on settled derivatives	-	- (a)	-	-
Gain (loss) on the mark-to-market of derivatives	(15,887)	15,887 (a)	-	-
Management fee income	-	-	500,000 (b)	500,000
Total revenues	2,646,668	(2,646,668)	500,000	500,000
Operating expenses:				
Production expenses	747,757	(747,757) (a)	-	-
Production taxes	275,948	(275,948) (a)	-	-
General and administrative	850,308	(120,514) (a)	-	729,794
Depletion of oil and gas properties	2,022,504	(2,022,504) (a)	-	-
Impairment of oil and gas properties	5,219,000	(5,219,000) (a)	-	-
Accretion of discount on asset retirement obligations	8,133	(8,133) (a)	-	-
Depreciation and amortization	3,885	-	-	3,885
Total operating expenses	9,127,535	(8,393,856)	-	733,679
Net operating income (loss)	(6,480,867)	5,747,188	500,000	(233,679)
Other income (expense):				
Other income	-	-	-	-
Investment impairment	-	-	(260,950) (c)	(260,950)
Interest (expense)	(1,434,646)	1,434,646 (a)	-	-
Total other income (expense)	(1,434,646)	1,434,646	(260,950)	(260,950)
Income (loss) before provision for income taxes	(7,915,513)	7,181,834	239,050	(494,629)
Provision for income taxes	-	- (d)	-	-
Net income (loss)	$ (7,915,513)	$ 7,181,834	$ 239,050	$ (494,629)
Weighted average common shares outstanding - basic	47,979,990			47,979,990
Weighted average common shares outstanding - fully diluted	47,979,990			47,979,990
Net loss per common share - basic	$ (0.16)			$ (0.01)
Net loss per common share - fully diluted	$ (0.16)			$ (0.01)

The accompanying notes are an integral part of these financial statements.

40

BLACK RIDGE OIL & GAS, INC.
PRO FORMA CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 2015
(Unaudited)

	Historical	Pro Forma		
	Black Ridge Oil & Gas, Inc.	Pro Forma Adjustments (Note 4)		Black Ridge Oil & Gas, Inc.
ASSETS				
Current assets:				
Cash	$ 228,194	$ (228,194)	(a)	$ -
Derivative instruments, current	1,154,400	(1,154,400)	(a)	-
Accounts receivable	5,038,146	(5,038,146)	(a)	-
Prepaid expenses	37,100	(37,100)	(a)	-
Total current assets	6,457,840	(6,457,840)		-
Property and equipment:				
Oil and natural gas properties, full cost method of accounting:				
Proved properties	131,168,906	(131,168,906)	(a)	-
Unproved properties	10,394	(10,394)	(a)	-
Other property and equipment	139,004	-		139,004
Total property and equipment	131,318,304	(131,179,300)		139,004
Less, accumulated depreciation, amortization, depletion and allowance for impairment	(99,468,927)	99,370,942	(a)	(97,985)
Total property and equipment, net	31,849,377	(31,808,358)		41,019
Investments	-	471,806	(b)	471,806
Total assets	$ 38,307,217	$ (37,794,392)		$ 512,825
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$ 7,906,438	$ (7,906,438)	(a)	$ -
Accrued expenses	55,830	(55,830)	(a)	-
Current portion of revolving credit facility and long term debt	60,350,629	(60,350,629)	(a)	-
Total current liabilities	68,312,897	(68,312,897)		-
Asset retirement obligations	368,089	(368,089)	(a)	-
Deferred tax liability	-	-		-
Total liabilities	68,680,986	(68,680,986)		-
Stockholders' equity:				
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	-	-		-
Common stock, $0.001 par value, 500,000,000 shares authorized, 47,979,990 shares issued and outstanding	47,980	-		47,980
Additional paid-in capital	34,275,414	-		34,275,414
Retained earnings (accumulated deficit)	(64,697,163)	30,886,594	(c)	(33,810,569)
Total stockholders' equity	(30,373,769)	30,886,594		512,825
Total liabilities and stockholders' equity	$ 38,307,217	$ (37,794,392)		$ 512,825

The accompanying notes are an integral part of these financial statements.

BLACK RIDGE OIL & GAS, INC.
PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(Unaudited)

	Year Ended December 31, 2015			
	Historical	Pro Forma		
	Black Ridge Oil & Gas, Inc.	Pro Forma Adjustments	Management Fee and Joint Venture	Black Ridge Oil & Gas, Inc.
		(Note 5)		
Oil and gas sales	$ 15,104,629	$ (15,104,629) (a)	$ -	$ -
Gain (loss) on settled derivatives	11,477,653	(11,477,653) (a)	-	-
Gain (loss) on the mark-to-market of derivatives	(6,425,345)	6,425,345 (a)	-	-
Management fee income	-	-	2,000,000 (b)	2,000,000
Total revenues	20,156,937	(20,156,937)	2,000,000	2,000,000
Operating expenses:				
Production expenses	3,767,444	(3,767,444) (a)	-	-
Production taxes	1,574,110	(1,574,110) (a)	-	-
General and administrative	3,023,631	(426,484) (a)	-	2,597,147
Depletion of oil and gas properties	9,278,108	(9,278,108) (a)	-	-
Impairment of oil and gas properties	71,272,000	(71,272,000) (a)	-	-
Accretion of discount on asset retirement obligations	32,574	(32,574) (a)	-	-
Depreciation and amortization	16,295	-	-	16,295
Total operating expenses	88,964,162	(86,350,720)	-	2,613,442
Net operating income (loss)	(68,807,225)	66,193,783	2,000,000	(613,442)
Other income (expense):				
Other income	13,398	-	-	13,398
Investment impairment	-	-	(3,563,600) (c)	(3,563,600)
Interest (expense)	(8,136,248)	8,136,248 (a)	-	-
Total other income (expense)	(8,122,850)	8,136,248	(3,563,600)	(3,550,202)
Income (loss) before provision for income taxes	(76,930,075)	74,330,031	(1,563,600)	(4,163,644)
Provision for income taxes	6,593,040	(6,593,040) (d)	-	-
Net income (loss)	$ (70,337,035)	$ 67,736,991	$ (1,563,600)	$ (4,163,644)
Weighted average common shares outstanding - basic	47,979,990			47,979,990
Weighted average common shares outstanding - fully diluted	47,979,990			47,979,990
Net loss per common share - basic	$ (1.47)			$ (0.09)
Net loss per common share - fully diluted	$ (1.47)			$ (0.09)

The accompanying notes are an integral part of these financial statements.

1

13313688.27

BLACK RIDGE OIL & GAS, INC.
PRO FORMA CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 2014
(Unaudited)

	Historical	Pro Forma	
	Black Ridge Oil & Gas, Inc.	Pro Forma Adjustments (Note 6)	Black Ridge Oil & Gas, Inc.
ASSETS			
Current assets:			
Cash and cash equivalents	$ 94,682	$ (94,682) (a)	$ -
Derivative instruments	3,571,803	(3,571,803) (a)	-
Accounts receivable	5,740,171	(5,740,171) (a)	-
Prepaid expenses	41,387	(41,387) (a)	-
Total current assets	9,448,043	(9,448,043)	-
Property and equipment:			
Oil and natural gas properties, full cost method of accounting			
Proved properties	112,418,105	(112,418,105) (a)	-
Unproved properties	591,121	(591,121) (a)	-
Other property and equipment	139,004	-	139,004
Total property and equipment	113,148,230	(113,009,226)	139,004
Less, accumulated depreciation, amortization, depletion and allowance for impairment	(18,902,524)	18,820,963 (a)	(81,561)
Total property and equipment, net	94,245,706	(94,188,263)	57,443
Derivative instruments	4,007,942	(4,007,942) (a)	-
Investments	-	3,237,907 (b)	3,237,907
Debt issuance costs, net	701,019	(701,019) (a)	-
Total assets	$ 108,402,710	$ (105,107,360)	$ 3,295,350
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 10,291,262	$ (10,291,262) (a)	$ -
Accrued expenses	57,435	(57,435) (a)	-
Total current liabilities	10,348,697	(10,348,697)	-
Asset retirement obligations	286,804	(286,804) (a)	-
Revolving credit facility and long term debt, net of discounts of $2,072,483	51,834,603	(51,834,603) (a)	-
Deferred tax liability	6,593,040	(6,593,040) (b)	-
Total liabilities	69,063,144	(69,063,144)	-
Stockholders' equity:			
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $0.001 par value, 500,000,000 shares authorized, 47,979,990 shares issued and outstanding	47,980	-	47,980
Additional paid-in capital	33,651,714	-	33,651,714
Retained earnings	5,639,872	(36,044,216) (c)	(30,404,344)
Total stockholders' equity	39,339,566	(36,044,216)	3,295,350
Total liabilities and stockholders' equity	$ 108,402,710	$ (105,107,360)	$ 3,295,350

The accompanying notes are an integral part of these financial statements.

2

13313688.27

BLACK RIDGE OIL & GAS, INC.
PRO FORMA COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)

	Year Ended December 31, 2014					
	Historical	Pro Forma				
	Black Ridge Oil & Gas, Inc.	Pro Forma Adjustments		Management Fee		Black Ridge Oil & Gas, Inc.
		(Note 7)				
Oil and gas sales	$ 21,102,823	$ (21,102,823)	(a)	$ -		$ -
Gain on settled derivatives	511,451	(511,451)	(a)	-		-
Gain (loss) on the mark-to-market of derivatives	7,793,421	(7,793,421)	(a)	-		-
Management fee income	-	-		2,000,000	(b)	2,000,000
Total revenues	29,407,695	(29,407,695)		2,000,000		2,000,000
Operating expenses:						
Production expenses	2,705,763	(2,705,763)	(a)	-		-
Production taxes	2,203,501	(2,203,501)	(a)	-		-
General and administrative	2,891,641	(317,617)	(a)	-		2,574,024
Depletion of oil and gas properties	9,359,952	(9,359,952)	(a)	-		-
Accretion of discount on asset retirement obligations	22,361	(22,361)	(a)	-		-
Depreciation and amortization	29,138	-	(a)	-		29,138
Total operating expenses	17,212,356	(14,609,194)		-		2,603,162
Net operating income	12,195,339	(14,798,501)		2,000,000		(603,162)
Other income (expense):						
Interest income	972	-		-		972
Interest (expense)	(5,285,236)	5,285,236	(a)	-		-
Total other income (expense)	(5,284,264)	5,285,236		-		972
Income (loss) before provision for income taxes	6,911,075	(9,513,265)		2,000,000		(602,190)
Provision for income taxes	(2,559,195)	2,559,195	(c)	-		-
Net income (loss)	$ 4,351,880	$ (6,954,070)		$ 2,000,000		$ (602,190)
Weighted average common shares outstanding - basic	47,979,990					47,979,990
Weighted average common shares outstanding - fully diluted	49,179,725					47,979,990
Net income (loss) per common share - basic	$ 0.09					$ (0.01)
Net income (loss) per common share - fully diluted	$ 0.09					$ (0.01)

The accompanying notes are an integral part of these financial statements.

13313688.27

Note 1 – Financial Statement Presentation

The unaudited pro forma condensed balance sheet as of March 31, 2016 was derived from the unaudited balance sheet as of March 31, 2016 together with pro forma adjustments to give effect to the BRHC Transaction as if it occurred on March 31, 2016. The unaudited pro forma condensed balance sheets as of December 31, 2015, and 2014 ~~and 2013~~ were derived from the audited balance sheets as of December 31, 2015, and 2014 ~~and 2013~~ together with pro forma adjustments to give effect to the BRHC Transaction as if it occurred on those dates.

The unaudited pro forma condensed statements of operations for the three months ended March 31, 2016 and for the years ended December 31, 2015 and 2014 were derived from the unaudited statement of operations for the three months ended March 31, 2016 and the audited statements of operations for the years ended December 31, 2015, and 2014 ~~and 2013 were derived from the audited statement of operations for the years ended December 31, 2015, 2014 and 2013~~, together with pro forma adjustments to give effect to the BRHC Transaction as if it occurred at the beginning of those periods.

These unaudited pro forma condensed financial statements are provided for illustrative purposes and do not purport to represent what the Company's results of operations or financial position would have been if such transactions had occurred on the above mentioned dates. These statements were prepared based on accounting principles generally accepted in the United States. The use of estimates is required and actual results could differ from the estimates used. The Company believes the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the BRHC Transaction.

Note 2 – Adjustments to Pro Forma Condensed Balance Sheet as of ~~December~~March 31, ~~2015~~2016

(a) Reflects oil and gas properties, revolving credit facilities and related current assets and liabilities contributed to Black Ridge Holding Company, LLC ("BRHC").
(b) Reflects joint venture interest after contributions to BRHC by the Company and Chambers Energy Management, LP ("Chambers"). The market value of the assets and liabilities contributed to BRHC is assumed to equal the book value.
(c) Reflects net effect on retained earnings after the BRHC Transaction.

Note 3 – Adjustments to Pro Forma Condensed Statement of Operations for the ~~Year~~Three Months Ended ~~December~~March 31, ~~2015~~2016

(a) Reflects elimination of historical income and expenses related to the assets and liabilities contributed to BRHC.
(b) Reflects estimated management fee income earned by the Company for services to BRHC as prescribed by the ~~Management Services Agreement~~operating agreement.
(c) Reflects adjustment to the Company's investment in BRHC, due to an impairment in oil and gas properties.
(d) Reflects adjustment to the income tax provision after giving effect to the contribution of assets and liabilities to BRHC. Income taxes are estimated to be $0 as any changes in deferred tax asset have a corresponding adjustment to the reserve against the deferred tax asset.

Note 4 – Adjustments to Pro Forma Condensed Balance Sheet as of December 31, ~~2014~~2015

13313688.27

(a) Reflects oil and gas properties, revolving credit facilities and related current assets and liabilities contributed to <u>Black Ridge Holding Company, LLC ("BRHC")</u>.

(b) Reflects joint venture interest after contributions to BRHC by the Company and Chambers <u>Energy Management, LP ("Chambers")</u>. The market value of the assets and liabilities contributed to BRHC is assumed to equal the book value.

~~(c) Reflects adjustment to deferred taxes to reflect deferred tax asset, with a corresponding reserve against the deferred tax asset.~~

(c) ~~(d)~~ Reflects net effect on retained earnings after the BRHC Transaction.

Note 5 – Adjustments to Pro Forma Condensed Statement of Operations for the Year Ended December 31, ~~2014~~2015

(a) Reflects elimination of historical income and expenses related to the assets and liabilities contributed to BRHC.

(b) Reflects estimated management fee income earned by the Company for services to BRHC as prescribed by the ~~Management Services Agreement~~<u>operating agreement</u>.

(c) <u>Reflects adjustment to the Company's investment in BRHC, due to an impairment in oil and gas properties.</u>

(d) ~~(c)~~ Reflects adjustment to the income tax provision after giving effect to the contribution of assets and liabilities to BRHC. Income taxes are estimated to be $0 as any changes in deferred tax asset have a corresponding adjustment to the reserve against the deferred tax asset.

Note 6 – Adjustments to Pro Forma Condensed Balance Sheet as of December 31, ~~2013~~2014

(a) Reflects oil and gas properties, revolving credit facilities and related current assets and liabilities contributed to BRHC.

(b) Reflects joint venture interest after contributions to BRHC by the Company and Chambers. The market value of the assets and liabilities contributed to BRHC is assumed to equal the book value.

(c) Reflects adjustment to deferred taxes to reflect deferred tax asset, with a corresponding reserve against the deferred tax asset.

(d) Reflects net effect on retained earnings after the BRHC Transaction.

Note 7 – Adjustments to Pro Forma Condensed Statement of Operations for the Year Ended December 31, ~~2013~~2014

(a) Reflects elimination of historical income and expenses related to the assets and liabilities contributed to BRHC.

(b) Reflects estimated management fee income earned by the Company for services to BRHC as prescribed by the ~~Management Services Agreement~~<u>operating agreement</u>.

(c) Reflects adjustment to the income tax provision after giving effect to the contribution of assets and liabilities to BRHC. Income taxes are estimated to be $0 as any changes in deferred tax asset have a corresponding adjustment to the reserve against the deferred tax asset.

ANNEX A - Asset Contribution Agreement

ANNEX B - Chambers Contribution Agreement

13313688.27

ANNEX C - Management Services Agreement

13313688.27

ANNEX D - BRHC LLC Agreement

9